April 24, 2026

Via EDGAR

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Alyssa Wall

Re:	NaaS Technology Inc.
Registration Statement on Form F-1 Filed March 11, 2026 File No. 333-294212

Dear Ms. Wall:

NaaS Technology Inc., a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), is filing herewith the Amendment No. 1 to the Company’s Registration Statement on Form F-1 (the “Amended Registration Statement”) and certain exhibits via EDGAR with the Securities and Exchange Commission (the “Commission”).

On March 11, 2026, the Company filed a registration statement on Form F-1, File No. 333-294212 (the “Registration Statement”). On March 31, 2026, the Company received a letter from the staff of the Commission (the “Staff”) indicating that the Registration Statement had not been selected for review by the Staff and that the Staff would not be reviewing the Registration Statement. On April 17, 2026, the Company filed its annual report for the year ended December 31, 2025 on Form 20-F with the Commission.

The Amended Registration Statement is being filed to update the Registration Statement to incorporate the Company’s audited consolidated financial statements as of and for the year ended December 31, 2025. The Company plans to request that the Staff declare the effectiveness of the Registration Statement on or about April 30, 2026, or as soon as practicable. The Company would greatly appreciate the Staff’s continuing assistance and support in meeting its timetable.

Please contact Richard J. Chang of Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP at +8610 5680 3969 or rchang@gunder.com, or Chris Zhao of Guangdong Prouden CPAs GP at chris.zhao@prouden.cn with any questions you may have. Guangdong Prouden CPAs GP is the independent registered public accounting firm of the Company.

[Signature page follows]

Yours sincerely, NaaS Technology Inc.

By:	/s/ Steven Sim
Name:	Steven Sim
Title:	Chief Financial Officer

cc:	Richard J. Chang
Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP Chris Zhao Guangdong Prouden CPAs GP